

June 3, 2024

Atish Shah
Executive Vice President, Chief Financial Officer and Treasurer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 2700
Orlando, FL 32801

    Re: Xenia Hotels & Resorts, Inc.
        Form 10-K for the year ended December 31, 2023
        Form 8-K filed May 2, 2024
        Response dated May 23, 2024
        File No. 001-36594

Dear Atish Shah:

We have reviewed your May 23, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

Form 8-K filed May 2, 2024

Exhibit 99.1
Operating Results, page 2

1. We have reviewed your response to comment 1. This measure appears to exclude amounts that are included in the most directly comparable measure calculated and presented in accordance with GAAP (i.e., Net Income); thus, Same-Property Hotel Net Income appears to be a non-GAAP measure. To the extent you continue to disclose this measure in future earnings releases or other future filings, please confirm you will include the disclosures required by Item 10(e) of Regulation S-K.

Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction